(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-133825

CUSIP NUMBER 784216 AB 9

For Period Ended: 12/31/2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SGS International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

626 West Main Street Suite 500 Louisville, Kentucky 40202
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As we previously disclosed in the Form 8-K dated March 30, 2007, the Company's Board of Directors including its Audit Committee concluded on March 29, 2007 to restate its interim financial statements for the quarters ending March 31, 2006, June 30, 2006, and September 30, 2006, and the December 31, 2005 balance sheet (the "Restatements"). The Restatements primarily relate to the corrections of errors in the calculation of depreciation, unbilled accrued revenue and work in process inventory. The Company will include the restated interim financial data for the first three quarters of 2006 and the December 31, 2005 balance sheet in its 2006 Annual Report on Form 10-K.

As a result of the Restatements, we have not been able to finalize our financial statements for the inclusion in the 2006 Annual Report on form 10-K. Our goal is to complete the Restatements, release our audited financial statements and file our Form 10-K as soon as practicable thereafter.

While we do not believe the Restatements give rise to a default under our material debt agreements, we have requested that the lenders under our senior credit facility confirm this and we have asked them to waive any default arising from the late delivery of our audited annual financial statements. We are in the process of obtaining such waivers.

The restated numbers that will be reflected in the 10-K including the December 31, 2005 balance sheet and the interim financial statements for the quarters ending March 31, 2006, June 30, 2006, and September 30, 2006 are still being reviewed by the Company.

At this time we expect the changes to be substantially as follows to the quarterly statements of income:

1. Q1 - Revenue will change from $72.7M to $72.1M. Cost and Expenses are unchanged. Income before taxes will change from $1.2M to $0.6M. Net income will change from $0.8M to $0.4M. EBITDA (a non-GAAP measurement) will change from $13.8M to $13.7M. The EBITDA change was driven by a $0.6M decline in revenue partially offset by a $0.5M decrease in COGS (excluding depreciation). Depreciation increased by $0.5M.

2. Q2 - Revenue will change from $74.3M to $75.8M. Cost and Expenses will change from $72.6M to $72.9M. Income before taxes will change from $1.8M to $2.9M. Net Income will change from $0.8M to $1.6M. EBITDA (a non-GAAP measurement) will change from $15.4M to $16.8M. The EBITDA change was driven by a $1.5M increase in revenue partially offset by a $0.1M increase in COGS (excluding depreciation). Depreciation increased by $0.5M.

3. Q3 - Revenue will change from $71.1M to $69.1M. Cost and Expenses are unchanged. Income before taxes will change from $1.5M to negative $0.5M. Net income will change from $0.8M to a negative $0.5M. EBITDA (a non-GAAP measurement) will change from $14.6M to $13.6M. The EBITDA change was driven by a $2.0M decline in revenue, partially offset by a $1.0M decrease in COGA (excluding depreciation). Depreciation increased by $0.8M.

4. Nine months ending September 30, 2006 - Revenue will change from $218.2M to $217.1M. Cost and Expenses will change from $213.8M to $214.1M. Income before taxes will change from $4.5M to $3.0M. Net income will change from $2.3M to $1.5M. EBITDA (a non-GAAP measurement) will change from $43.8M to $44.0M. The EBITDA change was driven by a decrease in revenue of $1.1M, which was more than offset by a COGS decrease of $1.4M (excluding depreciation). Depreciation increased by $0.8M.

Material Weaknesses:

In connection with the Restatements and our evaluation of disclosure, controls and procedures as of December 31, 2006, we have determined that our disclosure controls and procedures are not effective due to the existence of material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified:

* Lack of sufficient resources in our accounting and finance organization. We lacked a sufficient complement of personnel with a level of financial reporting expertise commensurate with our financial reporting requirements, which resulted in our not maintaining effective controls over the financial statement close and reporting process. Specifically, subsequent to our separation from Alcoa, we lacked sufficient resources to monitor and accurately record certain routine transactions in accordance with GAAP or to properly perform the quarterly and annual financial statement close processes, including the review of certain account reconciliations and financial statement preparation and disclosures. This control deficiency contributed to the material weaknesses discussed below.

* Accounting for unbilled accounts receivable. We did not maintain effective controls over the completeness and accuracy of accrued revenue. Specifically, we failed to maintain a process to accurately record amounts related to earned but unbilled revenue at period end. This control deficiency affected revenue and accrued revenue.

* Accounting for work-in-process inventory. We did not maintain effective controls over the completeness and accuracy of work-in-process inventory. Specifically, our systems and processes were insufficient to accurately track work-in-process or to accurately identify and apply a value to work-in-process inventory on-hand at the end of the period. This control deficiency affected inventory and cost of goods sold.

* Accounting for contract revenue. We did not maintain effective controls over the accuracy of revenues earned under contracts with non-standard terms and conditions. Specifically, our controls were inadequate to appropriately account, in accordance with GAAP, for revenue earned under one of our contracts that included clauses that impacted the price of goods provided to those customers included in the contract. This control deficiency affected revenue and other liabilities.

* Accounting for property, plant and equipment. We did not maintain effective controls over the presentation and disclosure of our property, plant and equipment. Specifically, we failed to maintain and monitor an appropriate policy to accurately and timely capitalize fixed assets in accordance with GAAP. Furthermore, we failed to maintain and monitor an appropriate policy regarding the assignment of depreciable lives in accordance with GAAP. This control deficiency affected our property, plant and equipment accounts, operating expense, and depreciation expense.

* Accounting for intangible assets. We did not maintain effective controls to accurately and completely record amortization of acquired intangibles. Specifically, we failed to amortize certain of our intangible assets obtained from acquisitions in accordance with an appropriate useful life. This control deficiency affected amortization expense and net intangible assets.

* Accounting for accrued and other expenses. We did not maintain effective controls to ensure the completeness and accuracy of certain of our accrued liabilities and related expense accounts. Specifically, we did not ensure appropriate cut off at period end for certain routine purchases and expenditures. This deficiency affected accrued expenses and operating expense.

Since management has not completed the preparation of its annual consolidated financial statements or its evaluation of disclosure controls and procedures, there can be no assurance that additional control deficiencies will not be identified that could be material weaknesses. Additionally, information regarding management's plan for remediation of the aforementioned material weakness will be disclosed in our Annual Report on Form 10-K when filed.

SEC 1344 (05-06)
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Benjamin F. Harmon, IV	(804) 672-4750
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SGS International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	04/03/2007	By	/s/ Benjamin F. Harmon, IV
Benjamin F. Harmon, IV Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).